HUNTON ANDREWS KURTH LLP 1445 ROSS AVE, SUITE 3700 DALLAS, TX 75202 TEL 214 • 979 • 3000
JAMES V. DAVIDSON Direct Dial: 804 • 787 • 8035 EMAIL: jdavidson@HuntonAK.com FILE NO: 100611.0000001
August 6, 2021

VIA EDGAR

Jorge Bonilla

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Capstead Mortgage Corporation
Form 10-K for the fiscal year ended December 31, 2020
Filed February 19, 2021
File No. 001-08896

Dear Mr. Bonilla:

As counsel to Capstead Mortgage Corporation, a Maryland corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated August 2, 2021 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the Commission on February 19, 2021 (the “10-K”).

The Staff’s comment is repeated below in bold and is followed by the Company’s response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the 10-K.

Form 10-K filed February 19, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of GAAP and non-GAAP Financial Measures, page 21

1.

We note your disclosure of core earnings. This non-GAAP measure includes adjustments for various realized and unrealized gains (losses). In light of these adjustments, please tell us how you determined it was appropriate to title this measure as core earnings. Further, our understanding is that this measure is commonly used by mortgage REITs as an indicator of dividend paying ability. Please tell us if this measure is used by the registrant’s management as an indicator of the registrant’s dividend paying ability. If so, please revise your filing to disclose that purpose.

ATLANTA    AUSTIN    BANGKOK    BEIJING    BOSTON     BRUSSELS    CHARLOTTE    DALLAS    DUBAI    HOUSTON    LONDON

LOS ANGELES    MIAMI    NEW YORK    NORFOLK    RICHMOND    SAN FRANCISCO    THE WOODLANDS    TOKYO    TYSONS    WASHINGTON, DC

www.HuntonAK.com

August 6, 2021

RESPONSE: The Company respectfully notes that the items excluded from core earnings, as discussed more fully below, are various unrealized amounts as well as certain realized amounts that are episodic in nature. These exclusions are intended to provide investors with additional detail to enhance their understanding of the underlying performance of the Company’s investment portfolio and the Company’s operations.

The Company’s business objective is to generate net income by earning a financing spread on its investment portfolio, which is a function of the net interest income generated by its investment portfolio less financing, hedging and operating costs. Consistent with this objective, the Company generally intends to hold most of its investment securities until maturity, although the Company may, from time to time, sell certain investment securities as part of its overall portfolio management strategy. Further, the Company enters into interest rate swaps to fix a portion of its borrowing costs to assist in generating the net interest spread.

In calculating core earnings, the Company excludes realized gains or losses on termination of derivative instruments, amortization of unrealized gains or losses of derivative instruments held at the time of de-designation, and realized gains or losses on sales of investments, as these activities are not integral to the Company’s business operations, since the Company does not actively undertake trading of securities or derivatives. The episodic nature of these activities makes period-over-period comparisons that include these amounts difficult.

Additionally, the Company excludes unrealized gains and losses on derivative instruments. These exclusions address the asymmetry arising from reporting certain unrealized gains and losses in GAAP net income (loss) while reflecting unrealized gains and losses on the Company’s available-for-sale securities, which comprise the vast majority of the Company’s assets, in other comprehensive income (loss). Accordingly, excluding these items to arrive at core earnings enhances the Company’s investors’ ability to compare the Company’s period-over-period operating performance, as well as to assess the Company’s performance versus the Company’s industry peers that present similar non-GAAP measures.

Management relies on core earnings and the Company’s other publicly disclosed non-GAAP financial measures as key metrics for assessing business performance and to support critical decision making including capital allocation and other related investment decisions, and believes that investors’ understanding of the Company’s performance also benefits from disclosure of these financial measures.

August 6, 2021

In addition, the Company respectfully notes that, as disclosed in the 10-K, the Company intends to distribute all or substantially all of the Company’s REIT taxable income in each year in the form of quarterly dividends. As a Maryland corporation, all distributions to the Company’s stockholders are at the discretion of the Company’s board of directors and the Company’s board of directors is required to determine that certain solvency and liquidity tests required by Maryland law are met prior to approving any distribution to stockholders. Finally, the Company notes that, as shown on page 21 of the 10-K, dividends paid to holders of the Company’s common stock as a percentage of core earnings has varied from approximately 94% for the year ended December 31, 2020 to approximately 144% for the year ended December 31, 2018, demonstrating an, at best, tenuous relationship between core earnings and dividends paid to holders of the Company’s common stock. The Company therefore respectfully submits that it potentially is misleading for the Company to disclose that stockholders should consider core earnings to be a direct proxy for, or strong indicator of, the Company’s dividend paying ability. However, in order to address the Staff’s concern, the Company will begin captioning this non-GAAP financial measure as “Earnings Available for Distribution” (“EAD”) in future filings. The Company believes that the term “EAD” is unlikely to be confused with REIT taxable income, with REIT taxable income being a more appropriate indicator of the Company’s future dividends. EAD could be differentiated from REIT taxable income insofar as such earnings are available for distribution but not required to be distributed, which is the case with REIT taxable income, assuming that the Company’s board of directors determines that it continues to be in the Company’s best interest to continue qualifying as a REIT. In order to facilitate investor understanding, the Company will provide enhanced disclosure in its future filings regarding how EAD and other indicators and factors are considered by the Company’s board of directors prior to approving dividend distributions to the Company’s stockholders.

*****

If you have any questions regarding the 10-K, please contact the undersigned by telephone at 804-787-8035 or via e-mail at jdavidson@huntonAK.com or Sunyi Snow by telephone at 214-659-4643 or via email at sunyisnow@huntonak.com.

Sincerely,

/s/ James V. Davidson
James V. Davidson, Esq.

cc:	Lance J. Phillips, Capstead Mortgage Corporation
Sunyi Snow, Esq., Hunton Andrews Kurth LLP